UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 31, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On July 31, 2007, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") and David L. Bumgarner, the Company's Senior Vice President & Chief Financial Officer, delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the Keefe Bruyette & Woods 2007 Community Bank Investor Conference held in New York, NY.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

	99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: July 31, 2007   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer



KBW 8th Annual Community Bank Investor Conference

July 2007

Skip Hageboeck
President & CEO

David Bumgarner
CFO

Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates or decreased prepayments on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company could have adverse legal actions of a material nature; (5) the Company may face competitive loss of customers; (6) the Company may be unable to manage its expense levels; (7) the Company may have difficulty in retaining key employees; (8) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (9) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (10) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (11) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company

City Holding Company:

Headquartered In Charleston WV



City Holding Company

- Total Assets at June 30, 2007 $2.5 bil
- Net Income in 2006 $53 mil
- Branches   68
- FTE   807
- Market Cap $640 mil
- Institutional Ownership   54%
- Avg Daily Volume $2.4 mil


Key Markets
8% Market Share in Morgan, Berkeley & Jefferson Co. WV $1.9 Billion
1st & 9% Market Share in Huntington WV/Ashland KY MSA $3.7 Billion
2nd & 12% Market Share in WV's largest market; $4.7B
1st & 27% Market Share $1.7 Billion
Ohio
West Virginia
Clarksburg
Point Pleasant
Ripley
Huntington
Milton
Montgomery
Marlinton
Beckley
Lewisburg
Hinton
Martinsburg
Charles Town
Gatewater Road
Charleston, West Virginia 25313
www.cityholding.com

CHCO History

- **1871 - City's oldest affiliate**
- **1957 - City National Bank**
- **1982 - City Holding Company**
- **1985 - 1998 Acquisitions**
- **1997 - 1999 Acquisition of Non-Bank Subsidiaries & Move into High LTV 2nd Mortgages; Asset quality deteriorates**
- **2000 - Placed under Formal Agreement with OCC and Fed; CEO terminated**
- **2001 - 2002 Turnaround**
- **2005-2007 Renewed focus on growth with profitability**

Today's Themes:

- CHCO: Consistently superior results

- CHCO: Conservative operating platform

- CHCO: Growing and succeeding in slow-growth markets

- CHCO: Value in the Banking Sector

CHCO is <u>consistently</u> and <u>extraordinarily</u> profitable:

	2004	2005	2006	YTD 2007
Reported ROA	2.10%	2.09%	2.11%	2.02%
ROTE	23.2%	22.3%	22.4%	20.7%
Tangible Equity/TA	9.7%	9.5%	10.1%	9.6%
NIM	4.29%	4.49%	4.56%	4.36%
Efficiency Ratio	48.7%	46.7%	44.5%	45.3%
Non-Int Rev/Total Rev	33%	34%	34%	35%

Since 2003 CHCO faced "normalization" of provision and loss of PSL revenues:



Yet, strong bottom line results continue:



Although highly profitable, CHCO is conservatively positioned:

1. Conservative Loan Portfolios
2. Strong Core Deposit Franchise
3. Highly Liquid
4. Strongly Capitalized
5. Strong Asset Quality
6. Strong Fee Income vs. NII
7. Well Managed Interest Rate Risk

Conservative Loan Portfolio Mix

City Holding Company



Loan to Deposits 84.5%

As of December 31, 2006

Peer Group



Loan to Deposits 94.5%

Sample of 250 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2006

Solid Loan Quality



As of June 30, 2007

Sample of 250 publicly traded banks and thrifts with assets between $1 and $10 billion as of March 31, 2007

YTD Gross Charge-offs 2007

1. Overdrafts are significant

2. Credit Cards sold in 2006

3. Acquired Loans of lower credit quality and were reserved at acquisition



Commercial $155 M

Mortgage $563 M

Installment $144 M

Overdraft $1.816 MM



Asset Quality Deterioration:

Reflecting two large relationships
which were placed on Non-accrual in the 1st & 2nd quarters

NPA's to Loans & OREO

Largest Non-accrual Loans

- **Loan #1**   **$5 mil**   **Resid. RE Devel.**
  3 spec homes in exclusive neighborhood of vacation homes;
  Borrower experiencing cash flow problems; Collateral & Guarantee dependent.

- **Loan #2**   **$3.4 mil**   **Vacation Home**
  Home & additional lot in exclusive neighborhood of vacation homes; Customer Bankrupt. Loan represents 87% of cost.

- **Loan #3**   **$0.5 mil**   **Rental Real Estate**
  Rental Homes in Charleston; Customer in bankruptcy

- **Loan #4**   **$0.5 mil**   **Residence**
  Residence in Charleston; Customer in bankruptcy

- **Loan #5**   **$0.5 mil**   **Residence**
  Residence in Ashland; Customer in bankruptcy

- **Loan #6**   **$0.3 mil**   **Comm'l Real Estate**
  80% LTV with 75% SBA Guarantee

- **Loan #7**   **$0.1 mil**   **Residence**

Past-Due Loans (30+ days)

Excluding Non-accruals, Past-due loans continue to improve reflecting stronger underwriting implemented since 2002

	12/31/05	12/31/06	6/30/07
Residential	1.14%	0.76%	0.56%
Home Equity	0.37%	0.34%	0.27%
Consumer	2.32%	0.99%	0.85%
CMRE	0.11%	0.03%	0.34%
C&I	0.12%	1.47%	0.27%

Liabilities: Low Cost and Stable Deposits



Data: December 31, 2006

CHCO's Cost of Funds Advantage:

	CHCO	Peers	Advantage
CD's	3.96%	4.23%	27 Bps
Interest Bearing Deposits	2.71%	3.19%	48 Bps
Total Deposits	2.25%	2.77%	52 Bps
Interest Bearing Liabilities	2.90%	3.54%	64 Bps

Data: 2006. Peers are $1 to $10 billion banks

Favorable Revenue Profile for the current yield curve environment:

City Holding Company



34%

66%

- Non Interest Income
- Net Interest Income

*As of December 31, 2006. Non-interest income excludes security gains

Peer Group



21%

79%

- Non Interest Income
- Net Interest Income

Sample of 250 publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2006

City is Highly Efficient



Efficiency Ratio

2004 Efficiency Ratio adjusted to eliminate $5.5 million in revenue from Legal Settlement and associated legal expenses of $500M; Peers: Sample of 206 publicly traded banks and thrifts with assets between $1 to $10 Billion as of December 31, 2006

Strong Capital facilitates growth and provides opportunities for 2007:

	CHCO 6/30/07	Peer Median 12/31/06
Equity/Assets	12.1%	8.9%
Tang Equity/Tang Assets	9.6%	7.1%
Leverage Ratio	10.5%	
Tier I Capital Ratio	15.2%	11.3%
Total Risk-based Capital Ratio	16.1%	12.6%

Source: SNL for 206 publicly traded banks with total assets from $1 to $10 billion

CHCO is growing in slow-growth markets:

- Internal Loan Growth
- Internal Deposit Growth
- Improvements to Retail Distribution System
- Acquisition

Loan Growth: challenged by slower economy & low long-term rates

	2003	2004	2005	2006	2007 YTD
Commercial	9.8%	10.4%	16.3%	10.9%	2.3%
Residential	negative	5.2%	3.0%	1.0%	0.9%
Home Equity	34.1%	9.1%	negative	6.7%	5.3%
Consumer	negative	negative	negative	negative	20.7%

Growth in 2005 excludes Classic Acquisition

Loan Mix:
Strong Commercial Opportunity



City's Retail Business Model

- **Product**: Best in class
- **Place**: Strong distribution network
- **Promotion**: Targeted marketing
- **People**: Alignment between staff, key performance measures, and compensation
- **Pricing**: competitive in all markets

Best in Class Products:
an early adopter of Totally Free Checking

2001-2004

- Successful early adoption of Totally Free Checking
- Growth slowed as competitors imitated City's success

2005-2007

- Launched 2nd Generation of accounts with monthly fee
- Re-invigorated new account generation



Gave us the lift we wanted…
New Consumer DDA Accounts openings per month
Average of 2,372 in 2004
Average of 2,657 in 2005
Average of 2,674 YTD in 2006
4000
3500
3000
2500
2000
1500
04-Jan
Mar
May
Jul
Sep
Nov
05-Jan
Mar
May
Jul
Sep
Nov
06-Jan
Mar
May
July

And the corresponding revenues:



18% CAGR
2nd Q 2001 to 2nd Q 2007

Optimizing our Retail Distribution System:


OH
Pomeroy
Pt. Pleasant
Ripley
Ironton
Greenup
Chesapeake
Ashland
Grayson
Huntington
Cross Lanes
Charleston
Paintsville
KY
WV
Clarksburg
Sutton
Martinsburg
Montgomery
Marlinton
Beckley
Lewisburg
Hinton

City's Wal-Mart Strategy

- **Part of a Hub and Spoke distribution strategy**
- **Openings**
  - **Charleston - 2004**
  - **Huntington - 2004**
  - **Beckley - 2005**
  - **Ashland - 2005**
  - **Ripley - 1st Quarter 2007**



Consolidations/Renovations/Relocations:
Our New Downtown Charleston Office
Housing Retail, Trust, Commercial & Private Banking
Opened 2006





October 2006:
Newest branch opened in Charles Town WV (60 miles from Washington DC)



Opened July 2007:
Our new eastern panhandle HQ:





DeNovo Entry into new markets:





- Bluefield WV-VA
  - County Deposits: $1.7 billion
  - Branches: 50
  - Largest Market Competitors: BBT (27%), FCBC (26%)

Other Strategic Opportunities

Capital Flexibility

- **Dividends**
  - Increased 10% in April 2004 to $0.88
  - Increased 13.6% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Payout ratio in 2006: 37%
  - Increased 10.7% in April 2007 to $1.24

- **Share Repurchases**
  - Tangible Capital @ 10.06% @ 12/31/2006
  - Purchased 580,200 shares YTD in 2007 at average price of $39.14 (3.4% of outstanding)
  - Tangible Capital @ 9.58% @ 6/30/07
  - Holding Company had $34 million in cash at 6/30/07
  - CHCO's strong profitability allows greater long-term share repurchase activity than peers

Acquisitions:

$100MM to $500MM in assets
Markets in or adjacent to CHCO footprint
Retail Opportunity
Accretive to EPS in first full year


OH
WV
KY
Pomeroy
Pt. Pleasant
Ripley
Clarksburg
Sutton
Martinsburg
Ironton
Greenup
Chesapeake
Ashland
Grayson
Cross Lanes
Charleston
Huntington
Montgomery
Marlinton
Paintsville
Beckley
Lewisburg
Hinton

Industry Challenges for 2007

- **Flat Yield Curve & NIM Compression**
  - CHCO is less dependent on NII for revenue than peers
  - CHCO has demonstrated strong management of NII/NIM by delivering promised results to rising rates

- **Lower short-term rates would be challenging**
  - CHCO has purchased interest rate floors
  - CHCO maintains significant short-term investment assets which could be moved into long-term bonds

- **Asset Quality is at its peak**
  - CHCO's loan to deposit ratio is less than peers
  - CHCO has focused on real-estate secured lending
  - Real estate prices in CHCO markets have been subdued
  - CHCO mortgage lending has been traditional ARM's
  - Past-due loans remain stable at CHCO

- **Housing is in decline**
  - CHCO's profitability has not been dependent upon mortgage banking
  - Housing in CHCO's markets has been generally stable

Previously Securitized Loans:
A unique challenge for CHCO which was met in 2005 and 2006 thru loan growth and a balance sheet positioned to benefit from rising rates

	2004	2005	2006	2007 Projected	2008 Projected	2009 Projected
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$12.1 MM	$7.5 MM	$5.5 MM
Rate	17.4%	26.6%	42.2%	64%	71%	71%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.0 MM	$5.4 MM	$4.0MM

Interest Rate Risk:

CHCO remains positioned to benefit from rising rates (with balance sheet neutral):

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+200 Bp	+3.7%
+100 Bp	+1.6%
-100 Bp	-2.1%
-200 Bp	-4.2%

Data: June 30, 2007

Net Interest Margin:
CHCO's margin has been adversely affected by loss of Previously Securitized Loans and Credit Cards (3rd Q 2006)



CD's: Repricing has been detrimental to NII. In future, repricing rate is comparable to maturing rate.



Re-mixing:

	12/31/06	12/31/05	Change	Avg Rate for 2006
IB DDA	$423	$438	($15)	1.22%
Savings	$321	$303	$18	1.27%
Time	$920	$812	$108	3.96%
ST Borrowing	$136	$152	($16)	3.55%
LT Debt	$48	$98	($50)	5.33%
DDA	$321	$376	($55)	0.00%
Equity & OL	$337	$323	$14	0.00%

Note: Used EOP Data due to Classic Acquisition

CHCO trades at a discounted P/E ratio relative to Peers:

Pricing Metrics*:

- **Price to Book:** 210%
- **Price to Tangible Book:** 262%
- **Price to 2008 Projected Earnings**** 11.6x
- **Institutional Ownership** 54%

*Based on Price of $36.63 (close of business 7/18/07)

** Based on Analyst estimates for 2008 of $3.16

CHCO Checklist for success in current environment:

- Strong Net Interest Margin - Yes
- Strong NIM Management - Yes
- Dependence on NII - Lower than peers
- Disciplined competition -Generally True
- Ability to grow share - Yes
- Exploiting opportunities for growth in stable mkts: Yes
- Opportunity to grow into adjacent markets - Some DeNovo in Princeton WV in late 2007
- Management - Strong as demonstrated by long-term sustained performance
- Efficient Cost Structure - Yes
- Capital Management Opportunities - Yes